UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURE

EXHIBIT INDEX

Ex-99.1	Press release of the Company, dated February 3, 2015.
Ex-99.2	The Company’s notice of extraordinary general meeting to ordinary shareholders, dated February 3, 2015.
Ex-99.3	The Company’s proxy statement for the extraordinary general meeting of ordinary shareholders to be held on March 9, 2015.
Ex-99.4	Form of proxy for use by ordinary shareholders
Ex-99.5	Depository’s notice of extraordinary general meeting to holders of ADSs, dated February 2, 2015.
Ex-99.6	Voting card for use by ADS holders.

Other Events

Extraordinary general meeting of shareholders

On February 3, 2015, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its extraordinary general meeting (the “EGM”) to be held in Jersey, Channel Islands, on Monday, March 9, 2015 and distributed to its shareholders a notice of the EGM, the proxy statement for the EGM and the form of proxy. A copy of the press release, the notice of EGM, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the EGM and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015

WNS (HOLDINGS) LIMITED
By:	/s/ Sanjay Puria

Name:	Sanjay Puria
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company, dated February 3, 2015.

99.2	The Company’s notice of extraordinary general meeting to ordinary shareholders, dated February 3, 2015.

99.3	The Company’s proxy statement for the extraordinary general meeting of ordinary shareholders to be held on March 9, 2015.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of extraordinary general meeting to holders of ADSs, dated February 2, 2015.

99.6	Voting card for use by ADS holders.